HERTZ GLOBAL HOLDINGS, INC.
225 Brae Boulevard
Park Ridge, NJ 07656-0713

May 2, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Hertz Global Holdings, Inc. (“Hertz”) has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the Securities and Exchange Commission on May 2, 2013.  Hertz has made such disclosure based on information provided by its affiliate, Clayton, Dubilier & Rice, LLC, and not due to the business activities conducted by Hertz.

Respectfully submitted,

/s/ J. Jeffrey Zimmerman
J. Jeffrey Zimmerman
Executive Vice President, General Counsel and Corporate Secretary
Hertz Global Holdings, Inc.